FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of December, 2006
Commission File Number: 000-29702
WEX Pharmaceuticals Inc.
(Exact name of registrant as specified in its charter)
Suite 1601 - 700 West Pender Street
Vancouver, BC, Canada V6C 1G8
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☐
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☐
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

WEX PHARMACEUTICALS INC.
Suite 1601 – 700 West Pender St
Vancouver, BC Canada V6C1G8
Tel: (604) 683-8880 Toll Free: 1-800-722-7549 Fax: (604) 683-8868
NEWS RELEASE

33/06	December 1, 2006
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
Email: wex@wexpharma.com
WEX CONCLUDED MORE FLEXIBLE REPAYMENT TERMS WITH
DEBENTURE HOLDERS
Vancouver, BC – (December 1 , 2006) – WEX Pharmaceuticals Inc. (“WEX” or the “Company”) today announces that it has concluded negotiations with the holders of its convertible debentures for more flexible repayment terms designed to relieve the Company’s current financial situation.
In place of the fixed instalments presently required, WEX has agreed to pay an amount equal to 20% of the net proceeds received from all future funding events, such as share subscription proceeds, licensing fees, or milestone payments. This arrangement will continue unless WEX fails to make the payments as required, or until such time as the debenture holder, acting in good faith, determines that WEX’s financial position has strengthened sufficiently to enable it to resume fixed instalment payments, at which time the parties shall return to the status pursuant to the Debentures Agreements and Amending Agreements, and the debenture holders will be entitled to exercise all of their legal rights.
WEX had approached its debenture holders at the time of the September 30 instalment becoming due to enter into negotiations to restructure the debenture terms. As a consequence of that WEX made only a partial payment of the instalment due on September 30, 2006, and following agreement in principle being reached on the restructuring, subsequently made the balance of the payment together with an additional amount of Cdn$ 81,732.
For further reference see the Management’s Discussion and Analysis relating to the quarter ended on September 30, 2006 filed on SEDAR on November 15, 2006.
About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.

Forward Looking Statements and Information
Certain statements herein may contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Forward-looking statements or information appear in a number of places and can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements and information are subject to such risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. See our annual information form and our quarterly and annual management’s discussion and analysis for additional information on risks and uncertainties relating to the forward-looking statement and information. There can be no assurance that forward-looking statements or information referenced herein will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements or information. Also, many of the factors are beyond the control of the Company. Accordingly, readers should not place undue reliance on forward-looking statements or information. All forward-looking statements and information made herein, are qualified by this cautionary statement.
For additional information on our products, visit us at www.wexpharma.com or call Dr. Edge Wang, President & CEO at 604-683-8880 or 1-800-722-7549.

WEX PHARMACEUTICALS INC.
Suite 1601 – 700 West Pender St
Vancouver, BC Canada V6C1G8
Tel: (604) 683-8880 Toll Free: 1-800-722-7549 Fax: (604) 683-8868
NEWS RELEASE

35/06	December 7, 2006
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
Email: wex@wexpharma.com
CHIEF FINANCIAL OFFICER RESIGNS
Vancouver, BC – (December 7, 2006) – WEX Pharmaceuticals Inc. (“WEX” or the “Company”) today announces that Bill Chen has given notice to resign from his position as Chief Financial Officer (“CFO”) of the Company effective December 31, 2006 for personal reasons.
Vaughn Balberan, the Controller of the Company, will perform the CFO duties on an acting basis after the departure of Bill Chen. The search for a replacement is underway.
We thank Bill for his contributions to the Company and wish him well in his future endeavors.
About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.
Forward Looking Statements and Information
Certain statements herein may contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Forward-looking statements or information appear in a number of places and can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements and information are subject to such risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. See our annual information form and our quarterly and annual management’s discussion and analysis for additional information on risks and uncertainties relating to the forward-looking statement and information. There can be no assurance that forward-looking statements or information referenced herein will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements or information. Also, many of the factors are beyond the control of the Company. Accordingly, readers should not place undue reliance on forward-looking statements or information. All forward-looking statements and information made herein, are qualified by this cautionary statement.
For additional information on our products, visit us at www.wexpharma.com or call Dr. Edge Wang, President & CEO at 604-683-8880 or 1-800-722-7549.

WEX PHARMACEUTICALS INC.
Suite 1601 – 700 West Pender St
Vancouver, BC Canada V6C1G8
Tel: (604) 683-8880 Toll Free: 1-800-722-7549 Fax: (604) 683-8868
NEWS RELEASE

36/06	December 8, 2006
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
Email: wex@wexpharma.com
PATENT “USE OF TETRODOTOXIN AND SAXITOXIN AND THEIR ANALOGS
IN MANUFACTURING ANALGESIC DRUGS FOR SYSTEMIC ANALGESIA”
GRANTED BY SIPO
Vancouver, BC – (December 8, 2006) –WEX Pharmaceuticals Inc. (“WEX” or the “Company”) is pleased to announce the official grant to the Company of patent ZL 00124517.1 by the State Intellectual Property Office of the People’s Republic of China (SIPO) under the title of “Use of Tetrodotoxin and Saxitoxin and Their Analogs in Manufacturing Analgesic Drugs for Systemic Analgesia”.
This patent covers the use of tetrodotoxin (TTX), saxitoxin (STX), or their analogs for pain management. The invention relates to a method of producing analgesia in mammals, including human beings, experiencing pain by systemically administering an effective amount of a composition comprising essentially of tetrodotoxin, saxitoxin, or an analog thereof.
About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.
Forward Looking Statements and Information
Certain statements herein may contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Forward-looking statements or information appear in a number of places and can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements and information are subject to such risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. See our annual information form and our quarterly and annual management’s discussion and analysis for additional information on risks and uncertainties relating to the forward-looking statement and information. There can be no assurance that forward-looking statements or information referenced herein will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements or information. Also, many of the factors are beyond the control of the Company. Accordingly, readers should not place undue reliance on forward-looking statements or information. All forward-looking statements and information made herein, are qualified by this cautionary statement.
For additional information on our products, visit us at www.wexpharma.com or call Dr. Edge Wang, President & CEO at 604-683-8880 or 1-800-722-7549.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEX Pharmaceuticals Inc.
Date: June 9, 2009	By:	/s/ Kwong Choo
		Name:	Kwong Choo
		Title:	Chief Financial Officer